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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING_____01/01/13_____ AND ENDING_____12/31/13_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1290 Avenue of the Americas
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Gismondi   201-743-5073
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Nicholas Gismondi   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AXA Advisors, LLC   , as

of December 31   , 2013   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

Vice President and Controller
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2013

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2013



Independent Auditor's Report

To the Board of Directors and Member of
AXA Advisors, LLC

We have audited the accompanying statement of financial condition of AXA Advisors, LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of the Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

February 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$ 53,227,657
Receivable from affiliates	1,236,924
Receivable from sponsors and broker-dealers	10,638,587
Securities owned, at fair value	588,827
Deferred acquisition costs, net of accumulated amortization and impairment of $ 2,831,311	456,019
Income tax-related assets	1,712,157
Prepaids and other assets, net	1,674,077
Total assets	**$ 69,534,248**

Liabilities and Member's Capital

Liabilities

Payable to affiliates	$ 4,352,515
Payable for commissions and fees	13,350,099
Income tax-related liabilities	14,637,943
Other liabilities	1,635,518
Total liabilities	**33,976,075**

Member's capital

Total member's capital	35,558,173
Total liabilities and member's capital	$ 69,534,248

The accompanying notes are an integral part of this statement of financial condition.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2013

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF"). AXF is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisers Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable") and MONY Life Insurance Company of America ("MLOA"), wholly owned indirect subsidiaries of AXF. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") contracted with AXA Network, LLC ("AXN"), an affiliate, and the Company.

LPL Financial LLC ("LPL"), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company. The current agreement between LPL and the Company, as amended January 1, 2012, is in effect through December 15, 2019 (the "LPL Agreement"). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2. Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as these instruments are short-term in nature.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2013, the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2013

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2013 include investments in two money market funds totaling $48,108,925 that are held at two major U.S. financial institutions. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaids and Other Assets
Prepaids and other assets includes $763,300 of technology cost chargebacks to FP's, net of an allowance for doubtful accounts of $304,400. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical collectability of these receivables.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Deferred Acquisition Costs
Deferred acquisition costs are carried at amortized cost and are evaluated for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Deferred acquisition costs relate to estimated future revenues that arose out of AXF's acquisition of The MONY Group Inc. ("MONY"). No events or changes in circumstances occurred during 2013 that would require an impairment charge.

Insurance Recoveries
Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

New Accounting Pronouncements
There were no new accounting pronouncements in 2013 which have a material effect on the Company's financial condition.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in this financial statement, through February 28, 2014, the date that this financial statement was available to be issued.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2013

3. Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3   Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

| | Financial Instruments Measured at Fair Value on a Recurring Basis | | | |
December 31, 2013	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 48,108,925	$ -	$ -	$ 48,108,925
Securities owned, at fair value	-	324,602	264,225	588,827
	$ 48,108,925	$ 324,602	$ 264,225	$ 48,697,752

Cash equivalents classified as Level 1 include money market funds and are carried at cost as a proxy for fair value due to their short-term nature.

Securities owned, at fair value classified as Level 2 includes an auction rate security. The market quote is determined by an independent vendor using relevant information generated by market transactions involving similar securities and often is based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

Securities owned, at fair value classified as Level 3 includes auction rate securities for which quoted prices are not available. The Company obtains pricing information for these securities through a third-party pricing service. The pricing service applies a Discounted Cash Flow technique which utilizes significant unobservable inputs including yield and adjustments for credit quality and illiquidity.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2013

Quantitative information on Level 3 fair value measurements has not been disclosed, as Level 3 financial instruments are not material to the financial statements.

The following table includes changes in fair value for financial instruments classified within Level 3 of the fair value hierarchy at December 31, 2013.

	Level 3
Fair value at January 1, 2013	$ 292,869
Purchases	-
Settlements	(25,000)
Realized gains	3,254
Net change in unrealized gains relating to instruments held at year-end	(6,898)
Transfers into Level 3	-
Transfers out of Level 3	-
Fair value at December 31, 2013	$ 264,225

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $18,065,319 which exceeded required net capital of $2,265,073 by $15,800,246 and the Company's ratio of aggregate indebtedness to net capital was 1.88 to 1.

5. Transactions With Affiliates

On December 23, 2013, the Company made a $28,000,000 cash distribution to Holding.

On July 8, 2004, AXF acquired MONY and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company. On that date, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as Deferred acquisition costs in the Statement of Financial Condition, was deferred and amortized over the expected future benefit period.

During 2013, the Company earned concessions and fees for products offered by its affiliate, AllianceBernstein LP ("Alliance") and AXA Distributors, LLC ("ADL"). Receivable from affiliates as of December 31, 2013 includes $1,140,985 due from Alliance and $95,939 due from ADL.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. As of December 31, 2013, the Company had a payable of $793,672 due to AXA Equitable classified within Payable to affiliates representing the amount due based on the allocation of operating expenses. As of December 31, 2013, the Company also had a payable classified within Payable to affiliates of $3,558,843 of which $3,522,416 is to reimburse AXN for commissions paid on behalf of the Company and $36,427 payable to AXA Equitable for pass-through 12b-1 fees.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2013

6.   Income Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

The Company had the following deferred tax assets and liabilities as of December 31, 2013.

	Assets	Liabilities
State net operating loss	$ 1,204,157	$ -
Deferred acquisition costs	-	201,190
State income taxes	-	25,607
Compensation	558,284	-
Other	221,313	-
	1,983,754	226,797
Less: Valuation allowance	(44,800)	-
	$ 1,938,954	$ 226,797

As of December 31, 2013, the Company had a total net deferred state tax asset of $1,283,162 and a net deferred federal income tax asset of $428,995.

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. A valuation allowance has been provided against certain state net operating losses that are expected to expire unused.

As of December 31, 2013, the Company had total current taxes payable of $14,637,943 comprised of a federal income tax liability of $13,344,943 and a state income tax liability of $1,293,000.

As of December 31, 2013, the Company had no liability for uncertain tax positions.

In 2012, the Internal Revenue Service commenced the examination of the 2006 and 2007 tax years. As of December 31, 2013 this examination was still ongoing.

7.   Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Statement of Financial Condition
December 31, 2013

transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. As of December 31, 2013, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company is also subject to business environment risk as its financial performance is highly dependent on the environment in which the business operates.

8. **Commitments and Contingencies**

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included in Other liabilities in the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

In conjunction with the LPL Agreement, the Company is obligated to pay a minimum amount of fees over the 12-month period ending August 15, 2014. Costs subject to the contractual minimum include costs and expenses related to the services provided by LPL, including clearing, FP-related technology, back-office and advisory administration. Actual fees paid during the first seven years of the LPL Agreement have exceeded contractual minimums.